Exhibit 24

October 6, 2025

Harvard Bioscience, Inc.

84 October Hill Road

Holliston, MA 01746

Attention: Board of Directors of Harvard Bioscience, Inc.

Re:	Electronic Signature Attestation

Dear Board of Directors of Harvard Bioscience, Inc.:

Pursuant to 17 C.F.R. § 232.302, I hereby confirm that my electronic signature may be used to authenticate, acknowledge or otherwise adopt my signature that appears in typed form within any document that is electronically filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”) by me or on my behalf, or by Harvard Bioscience, Inc. The provision of my electronic signature for this purpose will be the legal equivalent to the provision of my manual signature. I hereby acknowledge and agree that a copy of this document will be provided to the SEC or its staff upon request.

Respectfully,

/s/ Stephen DeNelsky
Name: Stephen DeNelsky
Title: Director